Total number of pages: 52



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:



Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Nikko Kinzoku Kabushiki Kaisha
(Name of Subject Company)

Nippon Mining & Metals Co., Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Nikko Kinzoku Kabushiki Kaisha
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

None
(CUSIP Number of Class of Securities (if applicable))

CT Corporation System
111 Eighth Avenue, New York, NY 10011
212-894-8400
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

June 7, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

(a) See Exhibit I.1.(a).
(b) Not applicable.

Item 2. ***Informational Legends***

Included in document attached hereto as Exhibit I.1.(a).

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.
(2) Not applicable.
(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) Form F-X filed concurrently with the Commission on June 7, 2002.
(2) Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Kazuo Oki

(Signature)

Kazuo Oki, President and Representative Director

(Name and Title)

May 31, 2002

(Date)

EXHIBIT I.1.(a)

Notice of Shareholders' Meeting

(including "Q&A about Share Transfer" enclosed therewith)

Nippon Mining and Metals Co., Ltd.

Agenda Item No.2 for Shareholders' Meeting, June 25, 2002

Proposal for Incorporation of 100% Parent Company by Way of Share Transfer (*Kabusiki Iten*)

Notice to U.S. Shareholders

- This business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of Japan, which are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with Japanese accounting standards, which may not be comparable to the financial statements of United States companies.

- It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

- You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

1. Reason for Share Transfer

In the face of the rapidly globalizing Japanese economy, corporations are being urged to reorganize their management structures so as to improve their operations on a consolidated basis, make more efficient use of management resources and respond swiftly to changing circumstances. Building on the group's management resources, Nippon Mining & Metals Company, Limited and Japan Energy Corporation (hereinafter referred to together as the "Two Companies") are aiming to pursue their growth strategies more aggressively than before, positioning the petroleum, non-ferrous metals and electronic materials businesses as their core businesses.

Accordingly, Nippon Mining & Metals has determined that the best course of action is to reorganize its group management structure in alignment with the changing business environment and has therefore agreed with Japan Energy to establish a joint holding company, Nippon Mining Holdings, Inc. (hereinafter referred to as the "Holding Company"), to own 100% of their shares.

2. Details of Share Transfer

(1) Articles of Incorporation of the Holding Company

The Articles of Incorporation of "Nippon Mining Holdings, Inc." shall be as set forth below (pp. 14 through 22).

(2) Classes and Number of Shares to Be Issued by the Holding Company and Allocation of Shares to Shareholders (including beneficial shareholders; the same shall be applicable hereinafter) of the Two Companies in Connection with the Share Transfer

Upon the share transfer, the Holding Company shall issue common shares in the number of 848,462,002 plus the product of 1.27 and such number of shares as Nippon Mining & Metals may issue, upon conversion of convertible debentures that it has issued, from May 1, 2002 through the date immediately preceding the date on which the share transfer is to be effected. Those common shares of the Holding Company shall be allotted to the shareholders of the Two Companies at the following ratios:

- To the shareholders of Nippon Mining & Metals:
  At the ratio of 1.27 common shares of the Holding Company per one (1) common share of Nippon Mining & Metals, and

- To the shareholders of Japan Energy:
  At the ratio of 0.5 common shares of the Holding Company per one (1) common share of Japan Energy.

(3) Amount of Capital and Capital Surplus Reserve of the Holding Company

- Amount of capital: ¥40,000,000,000
- Capital surplus reserve:

  Amount obtained by deducting the amount of capital set forth above and the aggregate amount of the share-transfer compensation set forth in the following paragraph from the aggregate net worth of the Two Companies as of the date of share transfer.

(4) Share-Transfer Compensation (Amount to Be Payable to Shareholders)

Within three (3) months after the date of the incorporation of the Holding Company, the Holding Company shall pay, in place of interim dividends of the Two Companies, a share-transfer compensation to the shareholders and registered pledgees appearing on the last registers of shareholders (including the registers of beneficial shareholders; the same shall be applicable hereinafter) of the Two Companies as of the date immediately preceding the date on which the share transfer is to be effected, at the rate of five yen (¥5) per one (1) share of Nippon Mining & Metals and two yen (¥2) per one (1) share of Japan Energy;

Provided, however, that the amount of such share-transfer compensation may be changed upon consultation among the Two Companies and the Holding Company based on changes in conditions of the assets and liabilities of the Two Companies, the overall economy or other circumstances.

(5) Date on Which the Share Transfer Is to Be Effected

The date on which the share transfer is to be effected shall be September 26, 2002, and the registration of incorporation of the Holding Company shall be made on September 27, 2002;

Provided, however, that if necessary in light of the progress of the share transfer procedures, such dates may be changed upon consultation between the Two Companies.

(6) Maximum Amount of Dividends Authorized to Be Paid by the Two Companies up to the Date of Share Transfer

Nippon Mining & Metals shall pay dividends to its shareholders or registered pledgees appearing on its last register of shareholders as of March 31, 2002, in an amount not exceeding ¥1,147,716,955 in the aggregate.

Japan Energy shall pay dividends to its shareholders or registered pledgees appearing on its last register of shareholders as of March 31, 2002, in an amount not exceeding ¥3,341,479,758 in the aggregate.

(7) Directors and Statutory Auditors of the Holding Company

- Directors:

Name (Date of Birth)	Personal History and Representative Status in Other Companies	Shares Held in Nippon Mining & Metals ("NMM") and Japan Energy ("JE")	Special Interests in NMM or JE
Takashi Sakamoto (August 18, 1929)	April 1953 Joined JE June 1981 Director of JE June 1984 Managing Director of JE June 1989 Senior Managing Director of JE May 1992 Executive Vice President and Representative Director of NMM June 1992 Executive Vice President of JE November 1992 Director of JE (-June 1993) June 1996 President and Representative Director of NMM April 2000	NMM: 35,000 shares JE: 36,900 shares	(Note 1) (Note 2)

	Chairman and Representative Director of NMM (current position) Representation of other companies: President and Representative Director of Japan Korea Joint Smelting Co., Ltd. Chairman and Representative Director of Hitachi Wire Rod Co., Ltd.		
Akihiko Nomiyama (June 15, 1934)	April 1957 Joined JE June 1984 Director of JE Deputy Chief Officer, Petroleum Group of JE June 1989 Managing Director of JE December 1992 Chief Officer, Planning Division of JE June 1994 Senior Managing Director of JE General Manager, Tokyo Branch Office of JE June 1996 President and Representative Director of JE June 2000 Chairman, President and Representative Director of JE April 2002 Chairman and Representative Director of JE (current position) Representation of other companies: Chairman and Representative Director of Abu Dhabi Oil Co., Ltd. Chairman and Representative Director of Mubarraz Oil Co., Ltd.	NMM: 0 shares JE: 144,522 shares	(Note 3) (Note 4)
Isao Matsushita (April 3, 1947)	April 1970 Joined JE July 1989 Deputy General Manager, Marketing Dept., Petroleum Group of JE December 1992 Deputy General Manager, Supply Coordination Dept., Petroleum Operation & Coordination Division of JE April 1994 General Manager, Beijing Office of JE June 1996 General Manager, Petroleum Overseas Dept. of JE June 1998 Associate Corporate Officer of JE General Manager, Finance Dept. of JE June 1999 General Manager, Finance, Managerial Staff Group of JE April 2001 Corporate Officer of JE (current position) Assistant Group General Manager, Managerial Staff Group of JE (current position) Representation of other companies:	NMM: 1,000 shares JE: 10,000 shares	None

	President and Representative Director of Japan Energy Finance Co., Ltd.		
Takeshi Kurushima (November 19, 1947)	April 1970 Joined JE July 1989 Deputy General Manager, Marketing Dept., Metals Group of JE November 1992 Seconded to NMM Deputy General Manager, Marketing Dept., Smelting & Refining Division of NMM September 1993 Deputy General Manager, Copper & Chemicals Group, Smelting & Refining Division of NMM April 1994 Resigned from JE Deputy General Manager, Copper & Chemicals Division of NMM June 1996 Associate Director of NMM June 1998 Director of NMM (current position) General Manager, Zinc & Precious Metals Division of NMM April 1999 Senior Executive Officer of NMM General Manager, Copper & Chemicals Division of NMM April 2000 General Manager, Metals Division of NMM October 2000 President and Representative Director of Pan Pacific Copper Co., Ltd. (-January 2002) April 2001 President and Representative Director of United Copper Resource Co., Ltd. (-January 2002) January 2002 Leader, Planning & Coordination Team, Executive Office of NMM (current position) Representation of other companies: Chairman and Representative Director of Tomakomai Chemical Co., Ltd.	NMM: 17,000 shares JE: 8,000 shares	None
Takeshi Inoue (August 31, 1947)	April 1970 Joined JE July 1989 Deputy General Manager, Coordination Dept., Research & Development Group of JE December 1992 Deputy General Manager, Affiliated Companies Dept., Finance & Control Division of JE July 1996 General Manager, Affiliated Companies, Control Dept. of JE June 1998 Associate Corporate Officer of JE (current position)	NMM: 1,000 shares JE: 10,000 shares	None

	June 1999 General Manager, Affiliated Companies, Managerial Staff Group of JE April 2001 Assistant Group General Manager, Managerial Staff Group of JE (current position) Representation of other companies: President and Representative Director of Chita Oil Co., Ltd.		
Toru Kihara (May 2, 1947)	April 1971 Joined JE January 1992 Deputy General Manager, Coordination Dept., Metal Fabrication Group of JE November 1992 Seconded to NMM Deputy General Manager, Coordination Dept., Metal Fabrication Division of NMM April 1994 Resigned from JE April 1995 General Manager, Finance & Accounting, Corporate Coordination Dept. of NMM June 1997 Associate Director of NMM April 1998 Division Officer (Accounting & Finance), Corporate Support Division of NMM April 1999 Executive Officer of NMM June 2000 Director of NMM (current position) Division Officer (Corporate Planning), Corporate Management Division of NMM October 2000 Deputy General Manager, Planning & Coordination Office, Corporate Management Division of NMM May 2001 Leader, Finance & Accounting Team, Executive Office of NMM (current position)	NMM: 9,000 shares JE: 1,000 shares	None
Fumio Ito (January 5, 1949)	July 1971 Joined JE January 1992 Deputy General Manager, Legal Affairs, General Administration Dept., Corporate Planning & Coordination Dept. of JE December 1992 Deputy General Manager, Overseas Affairs, Legal Dept. of JE April 1995 Deputy General Manager, Legal Dept. of JE April 1997 General Manager, Legal Affairs, Legal Dept. of JE June 1999	NMM: 1,000 shares JE: 10,000 shares	None

	Associate Corporate Officer of JE (current position) General Manager, Legal Affairs & Export Coordination, General Administration Group of JE April 2002 Assistant Group General Manager, General Administration Group of JE (current position)		
Mitsunori Takahagi (December 3, 1940)	April 1964 Joined JE June 1991 Special Associate Corporate Officer Deputy General Manager, Chita Oil Refinery of JE June 1992 Associate Corporate Officer June 1994 Director of JE In supervision of Industrial Energy Dept. of JE January 1996 In supervision of Lubricants Dept. of JE June 1996 General Manager, Osaka Branch Office of JE June 1998 Managing Director of JE General Manager, Tokyo Branch Office of JE June 1999 Director, Executive Corporate Officer of JE Group General Manager, Managerial Staff Group, Advisor to the Chief Officer, Corporate Principles Headquarters of JE Statutory Auditor (non full-time) of NMM (current position) April 2001 Deputy Chief Officer, Corporate Principles Headquarters of JE June 2001 Senior Executive Corporate Officer of JE April 2002 President and Representative Director of JE (current position) Representation of other companies: President and Representative Director of Kyodo Crude Oil of Japan Ltd. President and Representative Director of Kyodo Terminal Co., Ltd. President of Japan Energy (Bermuda) Co., Ltd. Managing Director of Japan Energy (Netherlands) B.V.	NMM: 1,000 shares JE: 45,000 shares	(Note 5)
Kazuo Oki (September 15, 1945)	April 1970 Joined JE June 1994 General Manager, Technology Dept., O&E Components Division of JE September 1995	NMM: 23,000 shares JE: 9,000 shares	None

	Seconded to Nikko Magnetics Co., Ltd. October 1996 Principal Engineer, Technology and Intellectual Property Administration Dept. of JE (Resigned from JE in March 1997) April 1997 Associate Director of NMM General Manager (Technology Team), Corporate Planning Dept. of NMM April 1998 Division Officer (Planning, Intellectual Property), Corporate Technology Division of NMM June 1998 Director of NMM General Manager, Kurami Works of NMM April 1999 Senior Executive Officer of NMM General Manager, Metal Fabrication Division of NMM April 2000 Managing Director of NMM April 2001 Senior Managing Director and Representative Director of NMM June 2001 President and Representative Director of NMM	9,000 shares	
Masanori Okada (September 27, 1946)	April 1970 Joined JE April 1990 Deputy General Manager, Planning & Coordination Dept., Electronic & Specialty Metals Group of JE June 1994 Deputy General Manager, Copper Foil Marketing Dept., Electronic Materials Division of JE June 1995 General Manager, Copper Foil Marketing Dept., Electronic Materials Division of JE June 1997 General Manager, Planning Dept., Electronic Materials Division of JE June 1998 Associate Corporate Officer of JE General Manager, Coordination, Coordination Dept., Electronic Materials Division of JE June 1999 General Manager, Control & Coordination, Electronic Materials Group of JE April 2001 Corporate Officer of JE (current position) Group General Manager, Electronic Materials Group, Advisor to the Chief Officer, Corporate Principles Headquarters of JE (current position)	NMM: 1,000 shares JE: 16,000 shares	None

(Note 1) NMM has such relationships with Japan Korea Joint Smelting Co., Ltd. as making loans and providing services related to head office management.

(Note 2) NMM has such relationships with Hitachi Wire Rod Co., Ltd. as subcontracting the manufacture of copper wire rods.

(Note 3) JE and Abu Dhabi Oil Co., Ltd. have entered into a crude oil purchase guarantee and a debt guarantee reservation.

(Note 4) JE and Mubarraz Oil Co., Ltd. have entered into a crude oil purchase guarantee.

(Note 5) JE and Kyodo Terminal Co., Ltd. have entered into a lease of crude oil tanks and a cash loan.

- Statutory Auditors:

Name (Date of Birth)	Personal History and Representative Status in Other Companies	Shares Held in Nippon Mining & Metals ("NMM") and Japan Energy ("JE")	Special Interests in NMM or JE
Yoshiaki Yamamoto (June 10, 1934)	April 1958 Joined The Japan Development Bank ("JDB") June 1990 Senior Executive Director of JDB In charge of Credit Dept., Banking Dept. No. 4 of JDB June 1992 In charge of Human Resources Dept. of JDB April 1993 Senior Counselor of JDB (-June 1993) June 1993 Senior Managing Director of Kashima Oil Co., Ltd. ("KOC") In charge of General Administration Dept. and Human Resources Dept. of KOC June 1994 Executive Vice President and Representative Director of KOC (-June 1999) June 1997 Statutory Auditor (non full-time) of JE June 1999 Statutory Auditor (full-time) of JE (current position)	NMM: 1,000 shares JE: 19,000 shares	None
Tsuyoshi Tsuji (August 30, 1938)	October 1965 Joined Toa Oil Co., Ltd. (resigned in December 1979) December 1979 Joined Chita Oil Co., Ltd. February 1981 Transferred to JE from Chita Oil June 1991 Associate Corporate Officer of JE General Manager, Crudes and Products Dept. of JE June 1994 Director of JE	NMM: 1,000 shares JE: 52,000 shares	None

	In supervision of Petroleum Import & Export Dept. April 1996 In supervision of Petroleum Overseas Dept. June 1996 General Manager, Chita Oil Refinery of JE June 1998 Managing Director of JE In charge of Petroleum Overseas Dept., Petroleum Supply Coordination Dept., Petroleum Logistics Dept., Advisor to the Chief Officer, Corporate Principles Headquarters of JE June 1999 Director, Executive Corporate Officer of JE Group General Manager, Petroleum Supply & Logistics Group, International Petroleum Group of JE June 2001 Statutory Auditor (full-time) of JE (current position)		
Sota Kobayashi (August 3, 1942)	April 1965 Joined The Industrial Bank of Japan, Limited ("IBJ") June 1992 General Manager, General Administration Dept. of IBJ June 1994 General Manager, Inspection Dept. of IBJ June 1995 Standing Auditor of IBJ May 1998 Counselor of IBJ (-June 1998) June 1998 Statutory Auditor (full-time) of NMM (current position)	NMM: 12,000 shares JE: 0 shares	None
Takaaki Fuchida (December 8, 1942)	April 1966 Joined The Japan Development Bank ("JDB") June 1991 General Manager, Banking Dept. No. 2 of JDB April 1993 General Manager, Regional Development Dept., Regional Development Division of JDB May 1994 General Manager, Inspection Dept. of JDB April 1995 Auditor of JDB April 1997 Senior Counselor of JDB (-June 1997) June 1997 Managing Director of Fuji Oil Co., Ltd. (current position) In charge of Accounting Dept. of Fuji Oil (current position) June 1999 Statutory Auditor (non full-time) of JE (current position)	NMM: 0 shares JE: 0 shares	None

(Note) Mr. Yoshiaki Yamamoto, Mr. Sota Kobayashi and Mr. Takaaki Fuchida are the outside statutory auditors as provided for in Article 18, paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, Etc. of *Kabushiki Kaisha* of Japan.

(8) Accounting Auditor of the Holding Company

The accounting auditor of the Holding Company shall be as follows:

Name	ChuoAoyama Audit Corporation
Office	Main Office: Kasumigaseki Building, 2-5, Kasumigaseki 3-chome, Chiyoda-ku, Tokyo
History	- December 1968 Establishment of Chuo Audit Corporation. - April 1978 Establishment of Shinko Audit Corporation as a result of merger among Fuso Audit Corporation (incorporated in April 1973), Chiyoda Audit Corporation (incorporated in July 1969) and Tsuji Audit Corporation (incorporated in January 1970). - June 1983 Establishment of Aoyama Audit Corporation. - July 1988 Establishment of Chuo Shinko Audit Corporation as a result of merger between Chuo Audit Corporation and Shinko Audit Corporation. - July 1993 Change of name to Chuo Audit Corporation. - April 2000 Establishment of ChuoAoyama Audit Corporation as a result of merger between Chuo Audit Corporation and Aoyama Audit Corporation.
Outline	Certified public accountants: 1,594 persons, junior accountants: 818 persons; others: 764 persons. - Domestic offices: 27; overseas representative offices: 24 - Auditing companies engaged: 4,829.

(As of March 31, 2002)

(9) Joint Incorporation

Nippon Mining & Metals will incorporate the Holding Company jointly with Japan Energy.

Outline of Japan Energy Corporation:

Corporate Name	Japan Energy Corporation
Head Office	10-1, Toranomon 2-chome, Minato-ku, Tokyo
Date of Incorporation	April 24, 1929
Stated Capital	¥87,583 million
Businesses	Refining and processing of petroleum Sale of petroleum products Sale of electronic materials
Directors and Statutory Auditors	Chairman & Representative Director Akihiko Nomiyama President & Representative Director Mitsunori Takahagi Director Ken Irino Director Yukiatsu Akizawa Director Hirofumi Tokita Director Takehiko Okubo Director Kenji Arakawa Director Michio Sakuma Statutory Auditor Takaaki Fuchida Statutory Auditor (Full-time) Yoshiaki Yamamoto Statutory Auditor (Full-time) Norizo Suzunaka Statutory Auditor (Full-time) Tsuyoshi Tsuji
Number of Employees	3,185 (as of March 31, 2002)

(10) Amount of Remuneration of Directors and Statutory Auditors of the Holding Company to Be Incorporated

The total amounts of remuneration of directors and statutory auditors of the Holding Company shall be no more than ¥30 million a month for directors in the aggregate and no more than ¥10 million a month for statutory auditors in the aggregate, such amounts having been determined having taken into account the amounts of remuneration paid by the Two Companies and other relevant factors.

The numbers of directors and statutory auditors of the Holding Company at the time of its incorporation shall be 10 and 4, respectively.

3. Explanation on Share Allocation pursuant to Article 366, Paragraph 1, Item 2 of the Commercial Code

With respect to the share transfer, the Two Companies requested a third party, Mizuho Securities Co., Ltd., to calculate the share transfer ratio in order to ensure the fairness and appropriateness of the share transfer.

Referring to the results of the due diligence investigation conducted by the Transaction Service Department of ChuoAoyama Audit Corporation at the request of the Two Companies, Mizuho Securities applied the market-price method, the adjusted net-worth method, the similar-industry-comparison method and the discounted cash flow method. Taking into comprehensive account the results thereof, Mizuho Securities obtained and presented to the Two Companies the share transfer ratio as follows:

Company Name	Japan Energy	Nippon Mining & Metals
Share Transfer Ratio	1	2.33-2.70

Based on the share transfer ratio presented by Mizuho Securities, the Two Companies have agreed after mutual consultation that the share transfer ratio shall be as follows:

Company Name	Japan Energy	Nippon Mining & Metals
Share Transfer Ratio	1	2.54

Nippon Mining and Metals has received from Nikko Salomon Smith Barney Limited, and Japan Energy has received from Daiwa Securities SMBC Co., Ltd. and Lazard Freres and Company, LLC, opinions that said share transfer ratio is financially fair and appropriate.

Based upon the share transfer ratio, the Holding Company will allot and deliver 1.27 common shares of the Holding Company per one (1) common share of Nippon Mining & Metals and 0.5 common shares of the Holding Company per one (1) common share of Japan Energy. The number of shares to constitute one (1) unit of shares of the Holding Company will be 500.

(Note) The share transfer ratio above may be changed upon consultation between the Two Companies if there arise significant changes, due to acts of God or otherwise, to the conditions on which the ratio has been determined.

4. Balance Sheets and Income Statements in Accordance with Article 366, Paragraph 1, Items 3 through 6 of the Commercial Code

The balance sheet and income statement of Nippon Mining are as set forth below (pp. 23 through 33).

The balance sheet and income statement of Japan Energy are as set forth below (pp. 34 through 44).

5. Conditions of Resolution of This Agenda

This Agenda shall take effect subject to approval by the general meeting of shareholders of Japan Energy and the authorization of the competent authorities as provided for by laws and regulations.

ARTICLES OF INCORPORATION
OF
NIPPON MINING HOLDINGS, INC.

CHAPTER I GENERAL PROVISIONS

Article 1 ***(Corporate Name)***

The Company shall be called "SHIN-NIKKO HOLDINGS KABUSIKI KAISHA" and in English, "NIPPON MINING HOLDINGS, INC."

Article 2 ***(Purpose)***

1. The purpose of the Company shall be, by means of holding shares, to manage and control companies engaged in the following businesses and to conduct any other business incidental to such purpose:

(1) Crude oil and natural gas mining, coal and brown coal mining;

(2) Refining and processing of petroleum, sale of crude oil and petroleum products, refining, processing and sale of coal, natural gas and other oil alternative energy, extraction, refining, processing and sale of animal and vegetable oils;

(3) Metal and nonmetal mining;

(4) Smelting, refining and manufacture of nonferrous metals, manufacture and sale of metal products such as rolled steel products, surface-finished steel products, metal products for construction and building, metal powder products, metal wire products and precious metal products, and of precious metals and jewelry;

(5) Manufacture and sale of electronic components and devices such as semiconductor devices, integrated circuits and connectors, electronic materials such as copper foil, high-purity metals and compound semiconductors, batteries and the materials therefor;

(6) Manufacture and sale of such alcohol as methanol and ethanol, such chemical industrial products as ethylene, propylene, aromatic compounds, carboxylic acid, surfactants, paints, agricultural chemicals, sulfuric acid and catalysts, fertilizers and pharmaceuticals, manufacture of carbon and graphite;

(7) Heat supplying and power providing services;

(8) Disposal of industrial wastes and other wastes in general, sale of recycled materials, soil cleanup services;

(9) Manufacture of applied biochemical products (perfume materials, enzymes, medicinal materials, plant seeds and saplings, and others);

(10) Software services, information processing and providing services, sale of computing software, internet provider services, internet home-page building services, internet advertising agency services, consulting services related to security management of telecommunication systems;

(11) Sale of automobiles and automobile products, inspection services, automobile leasing services;

(12) Management (including managerial guidance and technical assistance) of convenience stores;

(13) Manufacture and sale of machinery for mining and chemical industries, various robots (for industrial, consumer, medical and other uses), office machinery and appliances, air conditioning equipment and other machinery and appliances in general, electrical machinery and appliances for power generation, power transmission, power distribution and industrial uses, electrical machinery and appliances such as applied electronic equipment and electrical measuring instruments, precision machinery and appliances such as measurers, measuring instruments, analytical instruments and testing machinery, medical machinery and equipment, medical tools and devices;

(14) General civil engineering and construction, paving, facility engineering such as electrical engineering, plumbing, drilling of wells and installation of machinery and equipment;

(15) Trucking of general and special freight, inland water transportation, marine and air transportation, port transportation, forwarding agency, warehousing;

(16) Purchase and sale, rent and lease, brokerage and management of real properties;

(17) Financing, life insurance agency and casualty insurance agency services;

(18) Non-destructive inspection services, staffing services, environmental assessment services, travel agency services;

(19) Management of gymnastic facilities, lodgings, restaurants in general and driving schools;

(20) Sale of publications and daily needs in general;

(21) Manufacture and sale of foodstuffs and food additives; or

(22) Any and all businesses incidental or related to any of foregoing items.

2. The Company itself may conduct any of businesses set forth in the Paragraph 1 of this Article.

Article 3 ***(Principal Office)***

The Company shall have its principal office in Minato-ku, Tokyo.

Article 4 ***(Method of Public Notice)***

The public notices of the Company shall be given in the *Nihon Keizai Shimbun.*

CHAPTER II SHARES

Article 5 ***(Total Number of Shares to be Issued and Cancellation of Shares)***

The total number of shares authorized to be issued by the Company shall be three billion (3,000,000,000), provided, however, that if any shares are canceled, the number of shares authorized to be issued shall be reduced by the number of shares so canceled.

Article 6 ***(Number of Shares Constituting One Unit)***

1. The number of shares to constitute one (1) unit of shares of the Company shall be five hundred (500).

2. The Company shall not issue share certificates for shares less than one (1) unit.

Article 7 ***(Transfer Agent)***

1. The Company shall have a transfer agent in respect of shares.

2. The transfer agent and its business office shall be designated by a resolution of the Board of Directors and notified publicly.

3. The register of shareholders (including the register of beneficial shareholders; the same shall be applicable hereinafter) of the Company shall be kept at the business office of the transfer agent. Any matters relating to shares, such as registration of transfer of shares, notations or recordations to the register of beneficial shareholders, registration of pledges or indication of shares held in trust, the cancellation of any of the aforementioned, non-possession of share certificates, delivery of share certificates, purchase of shares less than one (1) unit and acceptance of notifications shall be handled by the transfer agent and not by the Company.

Article 8 ***(Share Handling Rules)***

Denominations of share certificates, registration of transfer of shares, notations or recordations to the register of beneficial shareholders, registration of pledges, indication of shares held in trust, non-possession of share certificates, reissuance of share certificates, purchase of shares less than one (1) unit, fees and any other matters concerning share handling shall be governed by the Share Handling Rules prescribed by the Board of Directors.

Article 9 ***(Record Date)***

1. The shareholders of the Company recorded in the final register of shareholders (including beneficial shareholders; the same shall be applicable hereinafter) as of March 31 each year shall be the shareholders who shall be entitled to exercise their rights at the ordinary general meeting of shareholders relating to the fiscal year ending on that day.

2. In addition to the preceding paragraph, the Company may set a record date as and when necessary by giving prior public notice thereof.

CHAPTER III GENERAL MEETING OF SHAREHOLDERS

Article 10 ***(Convening of General Meeting of Shareholders)***

An ordinary general meeting of shareholders shall be convened in June each year, and an extraordinary general meeting of shareholders shall be convened as and when necessary.

Article 11 ***(Chairman of General Meeting of Shareholders)***

The Chairman of the Company shall preside over the general meeting of shareholders. In case the Chairman is unable so to act, one of the other Directors in the order previously fixed by the Board of Directors shall take the place of the Chairman.

Article 12 ***(Requirements for Resolution of General Meeting of Shareholders)***

Unless otherwise provided for by laws or ordinances or these Articles of Incorporation, resolutions of a general meeting of shareholders shall be adopted by a majority of the votes of the shareholders present at the meeting.

Article 13 ***(Voting by Proxy)***

In case a shareholder desires to exercise his vote by proxy, such proxy must be a shareholder of the Company entitled to vote.

CHAPTER IV DIRECTORS AND THE BOARD OF DIRECTORS

Article 14 ***(Number of Directors)***

The Company shall have not more than thirteen (13) Directors.

Article 15 ***(Election of Directors)***

1. Directors shall be elected at a general meeting of shareholders.

2. Directors shall be elected by a majority vote of the shareholders present at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of the voting rights of all the shareholders of the Company shall be present.

3. Cumulative voting shall not be used for the election of Directors.

Article 16 ***(Term of Office of Directors)***

1. The term of office of a Director shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year ending within two (2) years after the assumption of office by the Director.

2. The term of office of a Director elected to fill a vacancy shall expire at such time as the term of office of such Director's predecessor would have expired.

Article 17 ***(Authority of Board of Directors)***

The Board of Directors shall make decisions on such matters as are prescribed by the laws and ordinances or these Articles of Incorporation and other important matters relating to the management of the Company.

Article 18 ***(Notice for Convening Board of Directors' Meeting)***

1. Notice for convening a meeting of the Board of Directors shall be sent at least two (2) days prior to the date set for such meeting, provided that in case of an emergency, such period may be shortened.

2. A meeting of Board of Directors may be held without any procedures for convening such meeting, if all Directors and Statutory Auditors so agree.

Article 19 ***(Election of Representative Directors)***

The Directors who represent the Company shall be elected by resolutions of the Board of Directors.

Article 20 ***(Directors with Specific Titles)***

1. The Company shall have one (1) Chairman and one (1) President, who shall be elected by a resolution of the Board of Directors.

2. In case it is necessary for conducting the Company's business, the Company may, by a resolution of the Board of Directors, have one (1) or more Executive Vice Chairmen, Executive Vice Presidents, Senior Managing Directors and Managing Directors.

2.

Article 21 ***(Senior Advisors and Senior Counselors)***

The Company may, by a resolution of the Board of Directors, have Senior Advisors and Senior Counselors.

Article 22 ***(Regulations of Board of Directors)***

The Board of Directors shall be governed by the Regulations of the Board of Directors to be prescribed by the Board of Directors, as well as by these Articles of Incorporation.

Article 23 ***(Directors' Remuneration)***

Directors' remuneration shall be determined by a resolution of the general meeting of shareholders.

Article 24 ***(Release of Liabilities of Directors)***

The Company may, by a resolution of the Board of Directors, release Directors (including ex-Directors) from liabilities for their conduct as described in Article 266, Paragraph 1, Item 5 of the Commercial Code subject to the limitations set forth in Article 266, Paragraphs 12, 17 and 18 of the Commercial Code, so long as they were performing their duties in good faith and without gross negligence.

Article 25 ***(Agreement Limiting Liabilities of Outside Directors)***

The Company may enter into an agreement with Outside Directors (as such term is defined in Article 188, Paragraph 2, Item 7-2 of the Commercial Code) holding them harmless for such damages as the Company may thereafter suffer as a result of their conduct as described in Article 266, Paragraph 1, Item 5 of the Commercial Code, within the greater of an amount fixed in advance at not less than five million yen (¥5,000,000) or the total of the amounts set forth in the respective Items in Article 266, Paragraph 19 of the Commercial Code, so long as they were performing their duties in good faith and without gross negligence.

CHAPTER V
STATUTORY AUDITORS AND THE BOARD OF STATUTORY AUDITORS

Article 26 ***(Number of Statutory Auditors)***

The Company shall have not more than four (4) Statutory Auditors.

Article 27 ***(Election of Statutory Auditors)***

1. Statutory Auditors shall be elected at a general meeting of shareholders.

2. Statutory Auditors shall be elected by a majority vote of the shareholders present at a general meeting of shareholders at which shareholders holding one-third (1/3) or more of the voting rights of all the shareholders of the Company shall be present.

Article 28 ***(Term of Office of Statutory Auditors)***

1. The term of office of a Statutory Auditor shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year ending within four (4) years after the assumption of office by the Statutory Auditor.

2. The term of office of a Statutory Auditor elected to fill a vacancy shall expire at such time as the term of office of such Statutory Auditor's predecessor would have expired.

Article 29 ***(Authority of Board of Statutory Auditors)***

The Board of Statutory Auditors may make decisions on the audit principles for the Company, the methods for the investigation of the status of business affairs and assets of the Company and other matters relating to the performance of the duties of the Statutory Auditors, as well as on such matters as are prescribed by the laws and ordinances or these Articles of Incorporation, provided, however, that such decisions may not preclude the exercise by each Statutory Auditor of its power.

Article 30 ***(Notice for Convening Board of Statutory Auditors' Meeting)***

1. Notice for convening a meeting of the Board of Statutory Auditors shall be sent at least two (2) days prior to the date set for such meeting, provided that in case of an emergency, such period may be shortened.

2. A meeting of Board of Statutory Auditors may be held without any procedures for convening such meeting, if all Statutory Auditors so agree.

Article 31 ***(Regulations of Board of Statutory Auditors)***

The Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors to be prescribed by the Board of Statutory Auditors, as well as by these Articles of Incorporation.

Article 32 ***(Full-time Auditors)***

Statutory Auditors shall appoint one (1) or more full-time Statutory Auditors from among them.

Article 33 ***(Statutory Auditors' Remuneration)***

Statutory Auditors' remuneration shall be determined by a resolution of the general meeting of shareholders.

Article 34 ***(Release of Liabilities of Statutory Auditors)***

The Company may, by a resolution of the Board of Directors, release Statutory Auditors (including ex-Statutory Auditors) from liabilities for their conduct subject to the limitation set forth in Article 266, Paragraph 12 of the Commercial Code, such Paragraph being applicable *mutatis mutandis* pursuant to Article 280, Paragraph 1 and Article 266, Paragraph 18 of said Code, so long as they were performing their duties in good faith and without gross negligence.

CHAPTER VI ACCOUNTING

Article 35 ***(Closing of Accounts)***

The date of the closing of the accounts of the Company shall be March 31 of each year.

Article 36 ***(Payment of Dividends)***

Dividends to the shareholders of the Company shall be paid in accordance with the final register of shareholders as of the date of the closing of accounts each year.

Article 37 ***(Interim Dividends)***

The Company may, by a resolution of the Board of Directors, make a cash distribution under the provisions of Article 293-5 of the Commercial Code to the shareholders or registered pledgees noted or recorded on the final register of shareholders as of September 30 each year.

Article 38 ***(Limitation Period for Dividend)***

The Company shall be relieved of its obligation to pay any dividend to the shareholders or to make any cash distribution under the preceding Article upon expiration of three (3) full years from the date of tender of such payment.

SUPPLEMENTAL PROVISIONS

Article 1 ***(Shares Issued upon Incorporation)***

1. The Company shall be incorporated by way of share transfer (*kabusiki iten*) as provided for in Article 364 of the Commercial Code.

2. The number of shares to be issued upon incorporation of the Company shall be eight hundred forty-eight million four hundred sixty-two thousand and two (848,462,002) plus the product of 1.27 and such number of shares as Nippon Mining & Metals Company, Limited may issue, upon conversion of convertible debentures that it has issued, from May 1, 2002 through the date immediately preceding the date on which the share transfer is to be effected.

Article 2 ***(Initial Business Year)***

The initial business year of the Company shall be from the date of its incorporation through March 31, 2003.

Article 3 *(Term of Office of Initial Directors and Initial Statutory Auditors)*

Notwithstanding the provisions in Article 16, Paragraph 1 and Article 28, Paragraph 1 to the contrary, the term of office of the initial Directors and initial Statutory Auditors of the Company shall expire at the close of the ordinary general meeting of shareholders relating to the last fiscal year ending within one (1) year after their assumption of office.

2'

NIPPON MINING & METALS CO., LTD.

BALANCE SHEET

(As of March 31, 2002)

(unit: million yen)

ASSETS

Item	Amount
(ASSETS)	(256,703)
[Current Assets]	95,661
Cash on hand and in banks	2,477
Notes receivable-trade	2,681
Accounts receivable-trade	25,175
Finished and purchased goods	7,284
Raw materials	16,562
Work in process	32,887
Supplies	1,358
Advance payment	1,421
Prepaid expenses	88
Accrued income	3,288
Deferred tax assets	830
Other current assets	1,694
Reserve for doubtful accounts	- 90
[Fixed Assets]	161,041
(Tangible fixed assets)	85,457
Buildings	15,963
Structures	6,965
Machinery and equipment	34,858
Automobiles and trucks	85
Tools, furniture and fixtures	1,068
Land	24,066
Construction in progress	2,448
(Intangible fixed assets)	2,062
Leasehold rights	1,294
Other intangible fixed assets	768
(Investments, etc.)	73,522
Investment securities	24,063

(unit: million yen)

ASSETS

Item	**Amount**
Investments in subsidiaries	35,768
Investments in partnerships	1,588
Long-term loans receivable	10,968
Long-term prepaid expenses	68
Other investments	1,752
Reserve for doubtful accounts	- 52
Reserve for investment valuations	- 635
TOTAL ASSETS	256,703

2(

(unit: million yen)

LIABILITIES AND SHAREHOLDERS' EQUITY

Item	Amount
(LIABILITIES)	(171,487)
[Current Liabilities]	111,864
Accounts payable-trade	19,838
Short-term loans payable	80,651
Accounts payable-other	4,097
Accrued corporate tax, etc.	1,491
Accrued expenses	3,058
Reserve for loss on guarantee of liabilities	824
Other current liabilities	1,902
[Fixed Liabilities]	59,623
Convertible bonds	6,660
Long-term loans payable	46,796
Reserve for retirement allowance	3,204
Reserve for directors' and statutory auditors' retirement allowance	485
Deferred tax liabilities	2,319
Other fixed liabilities	157
(SHAREHOLDERS' EQUITY)	(85,215)
[Capital]	34,997
Capital	34,997
[Legal reserve]	10,337
Legal capital reserve	9,405
Legal earned reserve	932
[Surplus]	38,759
Reserve for special depreciation	46
Reserve for loss arising from overseas investments, etc.	5,464
Reserve for reduction of fixed assets' cost	483
Unappropriated retained earnings	32,764
(Current income after taxes)	(4,957)
[Valuation differences]	1,122
[Treasury stock]	- 0
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	256,703

(Amounts of less than ¥1 million in the figures have been truncated.)

3c

NIPPON MINING & METALS CO., LTD.

INCOME STATEMENT

(For the period from April 1, 2001 to March 31, 2002)

(unit: million yen)

Item	Amount
[Ordinary Profit and Loss]	
(Operating Profit and Loss)	
Operating Profit	194,020
Sales	194,020
Operating Expenses	183,463
Cost of sales	175,760
Selling, general and administrative expenses	7,703
Operating income	10,556
(Non-operating Profit and Loss)	
Non-operating income	3,049
Interest received	331
Interest on securities	78
Dividends received	1,253
Income from lease of assets	1,094
Other non-operating income	290
Non-operating expenses	3,494
Interest paid	1,405
Exchange loss	10
Expenses for lease of assets	609
Amortization of bond issue expenses	88
Other non-operating expenses	1,381
Ordinary profit	10,111
[Extraordinary profit and loss]	
Extraordinary profit	2,145
Profit on sale of fixed assets	867
Profit on sale of investment securities	781
Profit on sale of investments in subsidiaries	305
Other	191
Extraordinary loss	4,034
Loss on disposal of fixed assets	365

(unit: million yen)

Item	Amount
Expenses for retirement related benefits	1,545
Devaluation of investment securities	752
Provision for reserve for loss on guarantee of liabilities	824
Bad debt loss	294
Expenses for establishing a holding company	146
Other	106
Income before taxes for the period	8,221
Corporation tax, inhabitants taxes and enterprise tax	3,980
Corporate taxes adjustment	- 716
Current income after taxes	4,957
Retained earnings brought forward	28,954
Interim dividend	1,147
Unappropriated retained earnings	32,764

(Amounts of less than ¥1 million in the figures have been truncated.)

Notes

1. Important accounting policies

(1) Valuation standards and valuation method of securities

Investments in subsidiaries and affiliated companies

Cost method using the moving average method

Other securities

Securities with market value

The market value method based on market prices as of the closing date (valuation differences are accounted for using the method of entirely charging or crediting to equity directly, and sales costs are calculated using the moving average method).

Securities without market value

Cost method using the moving average method

(2) Valuation standards and valuation method of inventories

Inventories of copper and items with copper

Cost method using the last-in, first-out method

Inventories of gold, silver, platinum and palladium

Cost method using the first-in, first-out method

Inventories of items other than above

Cost method using the last-in, first-out method

Important material supplies

Cost method using the moving average method

Ordinary material supplies except for important material supplies

Last cost method

The last-in, first-out method was used as an assessment method for some precious metals (platinum and palladium), but the first-in, first-out method is used for the precious metals from this fiscal period. Having confirmed that production of platinum and palladium products is increasing steadily based on the state of production up to the end of the previous fiscal period, the same assessment method as used for other precious metals (gold and silver) was adopted in order to calculate costs that were more in line with actual costs, to enhance internal management, and to allow comparisons with other companies in the same business.

As a result of the above change, inventories increased by ¥589 million compared to the value obtained using the previous method and the values of operating income, ordinary profit and income before taxes for the period increased by the same amount.

(3) Depreciation method for tangible fixed assets

Straight line method

(4) Accounting method for deferred assets

Bond issue expenses

The expenses are amortized equally over three fiscal periods in compliance with the Commercial Code.

(5) Accounting standards for reserves

Reserve for doubtful accounts

The reserve for doubtful accounts is prepared in order to provide for possible credit losses. Amounts equal to the estimated unrecoverable amounts are recorded. The amount of the reserve for ordinary credits is calculated using the historical rate of credit loss, and the amount for specific credits such as doubtful receivables is calculated taking into consideration the probability of recovery on each credit.

Reserve for investment valuations

The reserve for investment valuations is prepared in order to provide for any reduction in the value of shares of affiliate companies, and is based on the state of the assets, etc. of the invested companies.

Reserve for retirement allowance

The reserve for retirement allowance is prepared in order to provide for the payment of retirement allowances to employees, and is based on the retirement allowance liabilities and pension assets as of the closing date of the fiscal period.

Differences arising from the initial application of accounting standards (¥4,031 million) are accounted for as an expense divided equally over five years. Actuarial gains and losses will be accounted for as an expense divided equally over five years starting from the following fiscal period. Employee past service liabilities are accounted for as an expense of a proportional amount over five years.

Reserve for directors' and statutory auditors' retirement allowance

The reserve for directors' and statutory auditors' retirement allowance is prepared in order to provide for the payment of retirement allowances to directors and statutory auditors. The amounts that are to be distributed to directors and statutory auditors according to internal rules are reserved.
This is a reserve as stipulated in Article 287-2 of the Commercial Code.

Reserve for loss on guarantee of liabilities

The reserve for loss on guarantee of liabilities is prepared in order to provide for losses arising from satisfaction of guarantees of subsidiaries' liabilities. Amounts equal to estimated losses are reserved. This is a reserve as stipulated in Article 287-2 of the Commercial Code.

(6) Accounting method for leasing transactions

Accounting procedures which are used for ordinary leasing transactions are used for finance leasing transactions, except for transactions of which ownership of leased items is recognized as having been transferred to the lessee.

(7) Hedge accounting method

a. Hedge accounting method

Deferral hedge accounting is used in principle, but the lock-in accounting method is used for foreign currency monetary receivables and payables with foreign exchange forward contracts, and special accounting is used for interest rate swaps which fulfill the requirements for special accounting.

3.

b. Hedging instruments, hedged items and policy for hedging

Foreign exchange forward transactions are performed for sales of finished and purchased goods and purchases of inventory (mainly imported raw materials) in foreign currencies in order to hedge risks caused by future movements of foreign exchange rates.

Interest rate swaps, cap transactions and options for loans are performed to hedge risks caused by future movements of interest rates for financial liabilities.

Forwards for metals are performed to hedge risks caused by future movements of prices of raw materials and finished and purchased goods which are affected by international market prices.

c. Method to assess the effectiveness of hedging

The assessment of hedging effectiveness is based on factors such as market price movements of the hedged items and hedging instruments and the cumulative total of cash flow movements during the period from the commencement of the hedging until the time at which judgment of the effectiveness is made.

(8) Accounting for consumption tax and local consumption tax

The tax exclusion method is used.

2. Short-term monetary assets with the parent company ¥668 million

Short-term monetary liabilities with the parent company ¥45 million

Long-term monetary assets with the parent company ¥840 million

3. Short-term monetary assets with subsidiaries ¥15,925 million

Short-term monetary liabilities with subsidiaries ¥9,063 million

Long-term monetary assets with subsidiaries ¥54 million

Long-term monetary liabilities with subsidiaries ¥ - million

4. Accumulated depreciation of tangible fixed assets ¥64,301 million

5. Assets placed as collaterals

Tangible fixed assets	¥59,828 million
Investment securities	¥12,946 million

6. Guarantee of liabilities

Total of ¥36,847 million (including ¥36,847 million of our own guarantee)

Forward guarantee

Total of ¥2,630 million (including ¥2,630 million of our own guarantee)

7. Assets and liabilities in foreign currencies

a. Major assets

Accounts receivable-trade	¥101 million
	(Major currency: 736 thousand US dollars)
Investment securities	¥2,888 million
	(Major currency: 16,300 thousand US dollars)
Investments in subsidiaries	¥18,646 million
	(Major currency: 162,286 thousand guilders)
Long-term loans receivable	¥10,953 million
	(Major currency: 81,500 thousand US dollars)

b. Major liabilities

Accounts payable-trade ¥ - million	
	(Major currency: - thousand US dollars)
Long-term loans payable	¥10,660 million
	(Major currency: 80,000 thousand US dollars)

8. Retirement allowance liabilities

Retirement allowance liabilities	¥7,857 million
Pension assets	¥2,199 million
Reserve for retirement allowance	¥3,204 million
Differences arising from the initial application of accounting standards which have not been accounted for	¥2,419 million
Actuarial gains and losses which have not been recognized	¥ - 99 million
Employee past service liabilities which have not been recognized	¥134 million

9. Income after taxes per share for this fiscal period ¥21.60

10. The amount of net assets described in Article 290 (1) paragraph 6 of the Commercial Code ¥1,122 million

11. Amount of sales to the parent company ¥3,259 million
Amount of goods in stock purchased from the parent company ¥30 million
Amount of non-operating transactions with the parent company ¥940 million

12. Amount of sales to subsidiaries ¥92,271 million
Amount of goods in stock purchased from subsidiaries ¥26,519 million
Amount of non-operating transactions with subsidiaries ¥4,403 million

13. Notes for which the maturity date was the closing date of the fiscal period are assumed to be settled on the maturity date, although the closing date was a bank holiday. The total amount of notes for which the maturity date was the closing date of the fiscal period is as follows:

Notes receivable-trade	¥564 million
Notes payable-trade	¥ - million

14. Accounting for financial instruments
Starting from this fiscal period, the assessment method which is stipulated by the Financial Instrument Accounting Standards (Opinions on Setting Accounting Standards for Financial Instruments announced by the Business Accounting Deliberation Council on January 22, 1999) applies to "other securities" with market values. Consequently, valuation differences of ¥1,122 million and deferred tax liabilities of ¥802 million were recorded.

3

JAPAN ENERGY CORPORATION

BALANCE SHEET (The 114th Term)

(As of March 31, 2002)

ASSETS

(unit: million yen)

Item		Amount
	(ASSETS)	(993,611)
[Current Assets]		312,486
Cash on hand and in banks		35,504
Notes receivable-trade		936
Accounts receivable-trade		161,057
Securities		45
Finished and purchased goods		33,579
Real estate for sale		5,518
Raw materials		26,814
Work in process		19,188
Supplies		3,297
Prepaid expenses		340
Short-term loans receivable		897
Deferred tax assets		5,798
Accrued income		19,720
Other		217
Reserve for doubtful accounts		- 432
[Fixed Assets]		681,124
(Tangible fixed assets)		405,826
Buildings		47,509
Structures		35,579
Oil tanks		10,041
Machinery and equipment		49,951
Vessels, automobiles and trucks		210
Tools, furniture and fixtures		4,517
Land		253,084
Construction in progress		4,933
(Intangible fixed assets)		5,843

ASSETS

(unit: million yen)

Item	Amount
Software	2,866
Other	2,976
(Investments, etc.)	269,454
Investment securities	58,387
Investments in subsidiaries	143,420
Investments in partnerships	538
Long-term loans receivable	9,189
Long-term prepaid expenses	2,447
Deferred tax assets	21,358
Other	35,299
Reserve for doubtful accounts	- 1,186
TOTAL ASSETS	993,611

LIABILITIES AND SHAREHOLDERS' EQUITY

(unit: million yen)

Item	Amount
(LIABILITIES)	(790,879)
[Current Liabilities]	435,743
Accounts payable–trade	181,260
Short-term loans payable	117,399
Debenture redeemable within a year	20,500
Accounts payable–other	69,168
Accrued corporate tax, etc.	2,467
Accrued expenses	25,780
Advances received	2,931
Deposits received	10,395
Accrued bonus	1,610
Reserve for loss on guarantee of liabilities	4,135

LIABILITIES AND SHAREHOLDERS' EQUITY

Item	(unit: million yen) **Amount**
Other	95
[Fixed Liabilities]	355,135
Bonds	60,900
Long-term loans payable	212,251
Deferred tax liability on revaluation of assets	32,540
Reserve for retirement allowance	37,918
Reserve for directors' and statutory auditors' retirement allowance	505
Reserve for repairs	7,425
Other	3,594
(SHAREHOLDERS' EQUITY)	(202,732)
[Capital]	87,583
Capital	87,583
[Legal Reserve]	61,647
Legal capital reserve	47,021
Legal earned reserve	14,626
[Revaluation Differences]	44,844
Revaluation differences	44,844
[Surplus]	8,107
Unappropriated retained earnings	8,107
(Current income after taxes)	(4,814)
[Valuation Differences]	557
Valuation differences of other securities	557
[Treasury Stock]	- 9
Treasury stock	- 9
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	993,611

(Amounts of less than ¥1 million in the figures have been truncated.)

JAPAN ENERGY CORPORATION

INCOME STATEMENT (The 114th Term)

(For the period from April 1, 2001 to March 31, 2002)

(unit: million yen)

Item	Amount
[Ordinary Profit and Loss]	
(Operating profit and loss)	
Operating Profit	1,555,984
Sales	1,555,984
Operating Expenses	1,542,447
Cost of sales	1,464,055
Selling, general and administrative expenses	78,392
Operating income	13,537
(Non-operating profit and loss)	
Non-operating income	7,636
Interest received	719
Dividends received	4,837
Exchange profit	811
Miscellaneous income	1,268
Non-operating expenses	13,700
Interest paid	8,419
Interest on bonds	1,681
Miscellaneous loss	3,599
Ordinary profit	7,473
[Extraordinary Profit and Loss]	
Extraordinary profit	12,165
Profit on sale of fixed assets	163
Profit on sale of investment securities	10,160
Profit on sale of investments in subsidiaries	342

(unit: million yen)

Item	Amount
Amortization of employee past service liabilities	1,285
Reversal of reserve for doubtful accounts	213
Extraordinary loss	12,730
Loss on disposal of fixed assets	3,911
Loss on sale of investment securities	1,486
Devaluation of investment securities	3,455
Restructuring related expenses	2,879
Loss on valuation of golf club membership	997
Income before taxes for the period	6,909
Corporation tax, inhabitants taxes and enterprise tax	4,240
Corporate taxes adjustment	- 2,145
Current income after taxes	4,814
Retained earnings brought forward	2,215
Reversal of revaluation difference	1,077
Unappropriated retained earnings	8,107

(Amounts of less than ¥1 million in the figures have been truncated.)

NOTES

Important accounting policies

(1) Valuation standards and valuation method of securities

Investments in subsidiaries and affiliated companies

Cost method using the moving average method

Other securities

Securities with market value

Market value method (valuation differences are accounted for using the method of entirely charging or crediting to equity directly)

Securities without market value

Cost method using the moving average method

(2) Valuation standards and valuation method of inventories

Inventory related to petroleum

Cost method using the total average cost method

Inventory related to electronic materials

Cost method using the last-in, first-out method

Real estate for sale

Cost method using the identified cost method

Important material supplies

Cost method using the moving average method

Ordinary material supplies

Last cost method

(3) Depreciation method for tangible fixed assets

The straight line method is mainly used.

(4) Accounting standards for reserves

Reserve for doubtful accounts

The reserve for doubtful accounts is prepared in order to provide for possible credit losses. Amounts equal to the estimated unrecoverable amounts are recorded. The amount of the reserve for ordinary credits is calculated using the historical rate of credit loss, and the amount for specific credits such as doubtful receivables is calculated taking into consideration the probability of recovery on each credit.

Accrued bonus

Accrued bonus is recorded in order to provide for the payment of employee bonuses. The amounts reserved are based on estimates of the bonuses. The amount was previously included in accrued expenses but it is accounted for as accrued bonus from this fiscal year to conform with reference materials published by the Japanese Institute of Certified Public Accountants.

Reserve for retirement allowance

The reserve for retirement allowance is prepared in order to provide for the payment of retirement allowances to employees of an amount based on estimated retirement allowance liabilities and pension assets as of the closing date of the fiscal period.

Differences arising from the initial application of accounting standards are accounted for as an expense divided equally over ten years. Actuarial gains and losses are accounted for as an expense divided equally over fifteen years from the year that they are realized. Employee past service liabilities are accounted for in the year that they are realized.

Reserve for directors' and statutory auditors' retirement allowance

The reserve for directors' and statutory auditors' retirement allowance is prepared in order to provide for the payment of retirement allowances to directors and statutory auditors. The amounts that are to be distributed to directors according to internal rules are reserved. This is a reserve as stipulated in Article 287-2 of the Commercial Code.

Reserve for repairs

The reserve for repairs is set aside in order to provide for future repair expenses. The amounts reserved are based on the estimated costs of regular repairs for machinery and equipment installed at oil factories and on the cost of maintenance of oil tanks for which regular open tests are required by the Fire Service Law. This is a reserve as stipulated in Article 287-2 of the Commercial Code.

Reserve for loss on guarantee of liabilities

The reserve for loss on guarantee of liabilities is prepared in order to provide for losses arising from satisfaction of guarantees of liabilities. Amounts equal to the losses estimated by examining the probability of recovery through exercising demand rights on guarantees that are likely to be satisfied are reserved. This is a reserve as stipulated in Article 287-2 of the Commercial Code.

(5) Accounting method for leasing transactions

Accounting procedures which are used for ordinary leasing transactions are used for finance leasing transactions, except for transactions of which ownership of leased items is recognized as having been transferred to the lessee.

(6) Hedge accounting method

Deferral hedge accounting is used in principle, but the lock-in accounting method is used for foreign exchange forward contracts which fulfill the requirements of this method, and special accounting is used for interest rate swaps which fulfill the requirements for special accounting.

(7) Accounting for consumption tax, etc.

The tax exclusion method is used.

Notes for the balance sheet

(1) Short-term monetary assets with subsidiaries

¥49,970 million

Short-term monetary liabilities with subsidiaries

¥66,813 million

Long-term monetary assets with subsidiaries

¥3,665 million

Long-term monetary liabilities with subsidiaries

¥1,327 million

(2) Accumulated depreciation of tangible fixed assets

¥379,690 million

(3) Amount of reduced value entry of tangible fixed assets

The amount of reduced value entry for the gains on insurance claims which is directly deducted from the acquisition cost is ¥1,283 million for machinery and equipment.

4.

(4) Land for business use was reevaluated in accordance with the Law of Reevaluation of Land and the amount gained by deducting the deferred tax liability of the reevaluation from the revaluation difference is included in shareholders' equity as reevaluation difference.

Date of reevaluation

March 31, 2000

Reevaluation method:

The land is reevaluated based on street value described in Article 2 (4) of the Enforcement Ordinance for the Law of Reevaluation of Land, with objective adjustments such as price adjustments for depth.

The total of the market values of land for business use as of March 31, 2002, is less than the total of the book values after reevaluation by ¥11,982 million.

(5) Investment securities includes securities loaned of ¥2,310 million.

(6) Investments in partnerships includes investments in subsidiaries of ¥18 million.

(7) Assets placed as collateral

Real estate for sale	¥62 million
Tangible fixed assets	¥247,481 million
Investment securities	¥8,805 million
Investments in subsidiaries	¥3,095 million

(8) Guarantee of liabilities ¥197,921 million

(9) Assets and liabilities in foreign currencies

a. Major assets

Accounts receivable–trade

¥13,768 million

(Major currency: 103,230 thousand US dollars)

Accrued income

¥11,125 million

(Major currency: 83,417 thousand US dollars)

Investments in subsidiaries

¥36,855 million

(Major currency: 316,558 thousand US dollars)

b. Major liabilities

Accounts payable-trade

¥10,404 million

(Major currency: 78,079 thousand US dollars)

Accrued expenses

¥10,177 million

(Major currency: 76,362 thousand US dollars)

(10) Items related to retirement allowance liabilities

Retirement allowance liabilities	¥77,012 million
Pension assets	¥25,648 million
Reserve for retirement allowance	¥37,918 million
Differences arising from the initial application of accounting standards which have not been accounted for	¥9,807 million
Actuarial gains and losses which have not been recognized	¥3,637 million

(11) Income after taxes for this fiscal period: ¥4.32

(12) The amount of net assets described in Article 290(1), paragraph 6 of the Commercial Code is ¥557 million.

(13) The appropriation of revaluation difference of ¥44,844 million as dividends is restricted by Article 7-2(1) of the Law of Reevaluation of Land.

Notes for the income statement

(1) Amount of transactions with subsidiaries

Sales	¥263,948 million
Amount of goods in stock	¥334,123 million
Amount of non-operating transactions	¥20,808 million

(2) Extraordinary loss

Major items of restructuring related expenses are costs required for reorganization of subsidiaries and special retirement allowances payable under the special early retirement incentive scheme.

(Amounts of less than the expressed unit for the figures in these notes have been truncated.)

June 7, 2002

Nippon Mining & Metals Co., Ltd.

Q&A about Share Transfer

The purpose of this leaflet is to provide, for your better understanding, information about the establishment of "Nippon Mining Holdings, Inc." by Nippon Mining & Metals Co., Ltd. ("NMM") and Japan Energy Corporation ("JE") as contemplated in Agenda Item No. 2 "Proposal for Incorporation of 100% Parent Company by Way of Share Transfer (*kabusiki-iten*)."

Q1	What is a share transfer (*kabusiki-iten*)?

A1 A share transfer (*kabusiki-iten*) is a method of establishing a 100% parent corporation of one or more corporations. In this case, NMM and JE will jointly establish "Nippon Mining Holdings, Inc." ("Holdings"), with the shares held by the shareholders of NMM and JE being exchanged for Holdings shares. As a result, the shareholders of NMM and JE will become the shareholders of Holdings on the date on which the share transfer is effected (expected to be September 27, 2002).

Q2	I understand that 1.27 Holdings shares will be allotted for each NMM share, and 0.5 Holdings shares will be allotted for each JE share. How was the ratio determined?

A2 NMM and JE requested a third party, Mizuho Securities Co., Ltd., to calculate the share transfer ratio in order to ensure the fairness and appropriateness of the share transfer. Having referred to the results presented by Mizuho Securities, NMM and JE determined after mutual consultation that the share transfer ratio of NMM shares to JE shares will be 2.54 to 1.

Based on this ratio, NMM and JE have determined that 1.27 Holdings shares will be allotted for each NMM share and 0.5 Holdings shares will be allotted for each JE share. (The numbers of shares to be allotted correspond to the above-mentioned ratio of 2.54 to 1 (*i.e.* 2.54:1 = 1.27:0.5)).

The reason for making the allocation ratio one-half of the share transfer ratio was to diminish the total number of shares to be issued by Holdings. Allotment of Holdings shares at the ratios of 2.54 shares for each NMM share and 1 share for each JE share would result in Holdings issuing approximately 1.7 billion shares--approximately 0.6 billion to NMM shareholders (total issued and outstanding shares of 0.229 billion multiplied by 2.54) and approximately 1.1 billion to JE shareholders (total issued and outstanding shares of 1.114 billion multiplied by 1)--a number significantly larger than other companies in our industry. By adjusting the ratio, we will halve the number of Holdings shares to be issued to approximately 0.85 billion.

Q3 I don't quite understand what you mean when you say the number of shares to constitute one (1) unit of Holdings shares will be 500. Please explain.

A3 A share unit (*tangen-kabu*) is a round lot used for the handling of shares, as introduced by an amendment to the Commercial Code that became effective in October 2001, in place of its predecessor *tanni-kabu.* One unit of NMM shares is 1,000, and this is treated as a round lot for sales of shares and determinations of voting rights. However, if one unit of Holdings shares were fixed at 1,000 shares, JE shareholders with less than 2,000 shares would lose their voting rights, as their shares would not constitute a share unit given the allotment ratio for JE shareholders of 1 to 0.5. (Similar problems would not occur with NMM shareholders, whose allotment is to be made at the ratio of 1 to 1.27.) To avoid such inconvenience, the share unit of Holdings has been fixed at 500 shares, thereby allowing JE shareholders with 1,000 or more shares to have voting rights in Holdings.

Q4 When and how will my NMM shares be exchanged for Holdings shares?

A4 If the share transfer agenda is approved, shareholders of NMM and JE will be requested to hand in all the share certificates they have. A guide will be sent to shareholders early this August, explaining the details of the steps that shareholders must take in tendering their share certificates. You will receive new share certificates late this November. Please keep in mind that you will not be able to sell your shares after you hand in the share certificates until you receive the new share certificates.

If you use the Japan Securities Depository Center as a custodian for your shares, you will not need to follow the share certificate tender procedures. In this case, you will continue to be able to sell your shares, except during the period from the date NMM shares are delisted (expected to be September 19, 2002) through the date immediately preceding the listing date of Holdings shares (such listing date expected to be September 26, 2002). Please contact your brokerage firm with any questions about using the Japan Securities Depository Center as a custodian.

Q5 What will be the rights that accompany Holdings shares constituting less than one unit (500) of Holdings shares? How will they be treated by Holdings?

A5 As 500 Holding shares will be treated as one unit, a shareholder with 1,000 NMM shares, who will receive 1,270 Holdings shares based on the allotment ratio of 1 to 1.27, will end up having 270 shares that do not constitute a unit.

Shares constituting less than one unit do not entitle their holder to such rights as a right to attend shareholders' meetings, a right to propose agenda items for the meetings and other rights derived from the voting right; they do, however, entitle holders to cash dividends and other similar rights in proportion to the number of such shares.

In addition, shares constituting less than a unit will only be recorded on the registry; Holdings will not issue certificates for such shares. Furthermore, those shares cannot be traded on a stock exchange, as the trading lot is one unit. Holders of shares constituting less than a unit, however, may require Holdings to purchase them.

Q6 I will want to purchase additional shares so that I no longer have shares constituting less than one unit. How can I do that?

A6 Due to the amendments to the Commercial Code that became effective in October 2001, it has become effectively impossible for a company to satisfy such demands by issuing the necessary additional shares. Holders will therefore have to either simply keep shares that do not constitute a share unit, or request Holdings to purchase them and acquire a full unit on the market.